# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INTELLIGENT BIO SOLUTIONS INC., CIK 0001725430
CUSIP: 36151G402
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 135 W 41ST ST,, FLOOR 5, NEW YORK, New York (NY), 10036
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000921895-23-002305
Filed by CIK 0001288478

## Reporting persons
- BIGGER CAPITAL FUND L P: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 227,274; sole dispositive power 0; shared dispositive power 227,274; aggregate amount beneficially owned 227,274 (4.93% of the class)
- Bigger Capital Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 227,274; sole dispositive power 0; shared dispositive power 227,274; aggregate amount beneficially owned 227,274 (4.93% of the class)
- District 2 Capital Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 75,758; sole dispositive power 0; shared dispositive power 75,758; aggregate amount beneficially owned 75,758 (1.7% of the class)
- District 2 Capital LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 75,758; sole dispositive power 0; shared dispositive power 75,758; aggregate amount beneficially owned 75,758 (1.7% of the class)
- District 2 GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 75,758; sole dispositive power 0; shared dispositive power 75,758; aggregate amount beneficially owned 75,758 (1.7% of the class)
- District 2 Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 75,758; sole dispositive power 0; shared dispositive power 75,758; aggregate amount beneficially owned 75,758 (1.7% of the class)
- Bigger Michael: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 303,032; sole dispositive power 0; shared dispositive power 303,032; aggregate amount beneficially owned 303,032 (4.99% of the class)

## Item 1. Issuer
Name of issuer: INTELLIGENT BIO SOLUTIONS INC.
Address of issuer's principal executive offices: 135 West, 41st Street, 5th Floor, New York, NY 10036

## Item 2. Person Filing
Name of person filing:
Bigger Capital Fund, LP ("Bigger Capital")

Bigger Capital Fund GP, LLC ("Bigger GP")

District 2 Capital Fund LP ("District 2 CF")

District 2 Capital LP ("District 2")

District 2 GP LLC ("District 2 GP")

District 2 Holdings LLC ("District 2 Holdings")

Michael Bigger

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
Bigger Capital Fund, LP
11700 West Charleston Blvd., #170-659
Las Vegas, NV, 89135

Bigger Capital Fund GP, LLC
11700 West Charleston Blvd., #170-659
Las Vegas, NV, 89135

District 2 Capital Fund LP
175 W. Carver Street
Huntington, NY 11743

District 2 Capital LP
175 W. Carver Street
Huntington, NY 11743

District 2 GP LLC
175 W. Carver Street
Huntington, NY 11743

District 2 Holdings LLC
175 W. Carver Street
Huntington, NY 11743

Michael Bigger
11700 West Charleston Blvd., #170-659
Las Vegas, NV, 89135
Citizenship:
Bigger Capital Fund, LP
Citizenship: Delaware

Bigger Capital Fund GP, LLC
Citizenship: Delaware

District 2 Capital Fund LP
Citizenship: Delaware

District 2 Capital LP
Citizenship: Delaware

District 2 GP LLC
Citizenship: Delaware

District 2 Holdings LLC
Citizenship: Delaware

Michael Bigger
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of January 31, 2025, Bigger Capital beneficially owned an aggregate of 227,274 shares of Common Stock, issuable upon the exercise of Warrants, which contain a 4.99% beneficial ownership limitation.

Bigger GP, as the general partner of Bigger Capital, may be deemed to beneficially own an aggregate of 227,274 shares of Common Stock issuable upon the exercise of Warrants, which contain a 4.99% beneficial ownership limitation, beneficially owned by Bigger Capital.

As of January 31, 2025, District 2 CF beneficially owned 75,758 shares of Common Stock issuable upon the exercise of Warrants, which contain a 4.99% beneficial ownership limitation.

District 2, as the investment manager of District 2 CF, may be deemed to beneficially own the 75,758 shares of Common Stock issuable upon the exercise of Warrants, which contain a 4.99% beneficial ownership limitation, beneficially owned by District 2 CF.

District 2 GP, as the general partner of District 2 CF, may be deemed to beneficially own the 75,758 shares of Common Stock issuable upon the exercise of Warrants, which contain a 4.99% beneficial ownership limitation, beneficially owned by District 2 CF.

District 2 Holdings, as the managing member of District 2 GP, may be deemed to beneficially own the 75,758 shares of Common Stock issuable upon the exercise of Warrants, which contain a 4.99% beneficial ownership limitation, beneficially owned by District 2 CF.

Mr. Bigger, as the managing member of Bigger GP and the managing member of District 2 Holdings, may be deemed to beneficially own the (i) aggregate of 227,274 shares of Common Stock, issuable upon the exercise of Warrants, beneficially owned by Bigger Capital, and (ii) 75,758 shares of Common Stock, issuable upon the exercise of Warrants, beneficially owned by District 2 CF.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares owned by another Reporting Person. Each of Bigger GP and Mr. Bigger disclaims beneficial ownership of shares beneficially owned by Bigger Capital. Each of District 2, District 2 GP, District 2 Holdings and Mr. Bigger disclaims beneficial ownership of the shares beneficially owned by District 2 CF. The filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.
Percent of class:
The following percentages are based on 4,386,816 shares of Common Stock outstanding as of November 4, 2024, as reported in the Company's Form 10-Q for the six months ended September 30, 2024, and to reflect the addition of exercisable Warrants to the denominator and with respect to Mr. Bigger, the Blockers (as hereinafter defined).

As of the close of business on January 31, 2025, (i) each of Bigger Capital and Bigger GP may be deemed to beneficially own approximately 4.93% of the outstanding shares, (ii) each of District 2 CF, District 2, District 2 GP and District 2 Holdings may be deemed to beneficially own 1.7% of the outstanding shares, and (iii) Mr. Bigger may be deemed to beneficially own approximately 4.99% of the outstanding shares.

Pursuant to the terms of the Warrants, the Reporting Persons cannot exercise the Warrants to the extent the Reporting Persons or affiliates of the Reporting Persons would beneficially own, after any such exercise, more than 4.99% of the outstanding shares (the "Blockers"), and the percentage set forth in Row 11 of the cover page for Mr. Bigger as well the information in this Item 4(b) with respect to Mr. Bigger gives effect to the Blockers. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise all of the Warrants due to the Blockers.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1. Previously Filed

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BIGGER CAPITAL FUND L P: /s/ Michael Bigger, Michael Bigger, Managing Member of Bigger Capital Fund GP, LLC, its general partner (02/04/2025)
- Bigger Capital Fund GP, LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (02/04/2025)
- District 2 Capital Fund LP: /s/ Michael Bigger, Michael Bigger, Managing Member of District 2 GP LLC, its general partner (02/04/2025)
- District 2 Capital LP: /s/ Michael Bigger, Michael Bigger, Managing Member (02/04/2025)
- District 2 GP LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (02/04/2025)
- District 2 Holdings LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (02/04/2025)
- Bigger Michael: /s/ Michael Bigger, Michael Bigger (02/04/2025)